July  15, 2014

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Gold Standard Ventures Corp. ("GSV") Registration Statement on Form F-3 Filed on June 13, 2014 File No. 333-196751

Ladies and Gentlemen:

This letter responds to the comments in the July 9, 2014 letter (the “SEC July 9 Letter”) from John Reynolds, Assistant Director in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned registration statement (the "Registration Statement").  The SEC July 9 Letter raised two comments set forth in bold type below. The first comment seeks an expanded response to a prior Staff comment to which we had responded by letter July 2, 2014 (the “GSV July 2 Letter”).  The second comment seeks an analysis showing why we determined the actions described in the GSV July 2 Letter and herein are consistent with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).  We do not believe that the comments in the SEC July 9 Letter require an amendment to the Registration Statement.

1. Please provide an expanded response to prior comment 2 that addresses any relationships between you, Peter Epstein, Rockstone Research or The Gold Report (including entities referenced in the reports and any arrangements for investor relations efforts).  We note the statement in your response regarding no other relationships with Rockstone and that “[t]o our knowledge, the same is true for our affiliates.”  However, it appears that an interview between Peter Epstein and Jonathan Awde occurred and was published online on June 10, 2014; and the interview references the Rockstone Research report as “a bullish independent research article [that] contributed to a huge spike in trading volume.”  It also references The Gold Report, which links to your website's June 2014 Fact Sheet and July 2014 Investor Presentation.  The interview also links to a May 21, 2014 CEO interview by The Gold Report, which states that you “paid Streetwise Reports to conduct, produce and distribute the interview” and that “Gold Standard Ventures Corp. had final approval of the content and is wholly responsible for the validity of the statements.”

Response:  We are classified as a minor mining company engaged in the acquisition, evaluation and exploration of gold-bearing mineral resource properties in the State of Nevada.  The Carlin Trend is a predominant area for gold exploration activities in Nevada.  The gold mining activities at the Carlin Trend are dominated by a few major companies including Newmont and Barrick Gold.

In 2011, we became subject to reporting under the Securities Exchange Act of 1934, and in June 2012, our Common Shares became listed on the NYSE MKT.  Our Common Shares have also been listed on the TSX Venture Exchange in Canada for many years.  For the past three years we have regularly issued press releases reporting upon business and financial developments, participated in industry conferences and had contact with many newsletter writers and analysts.  However, prior to the spring of 2014, coverage by the investment community was somewhat limited and sporadic due, in large part, to the precipitous drop in the price of gold from US$1,895 in September 2011 to US$1,250 in February 2014 causing the entire gold sector from major producers to junior explorers to contract significantly.  Such contraction continues to this day.

Since February 2014, we have completed two significant transactions which have increased our visibility amongst potential investors and analysts in the gold sector, and led to several writers of industry reports contacting us and issuing reports.  Firstly, in March 2014, we acquired the remaining interests in the "Pinion" gold deposit located immediately adjacent to our Railroad project at the southeast end of the Carlin Trend in north-central Nevada (the "Pinion Acquisition") thus completing our consolidation of the entire Railroad Mining District of Elko, Nevada.  This consolidation was very significant as it represented the culmination of almost four years work to gain exclusive control over the previously fragmented Railroad Mining District for the first time in history as well as giving us a potential nearer-term development option.  Secondly, in late May 2014 we entered into a binding letter of intent to sell all of our non-core early exploration assets to an arm-length third party and restructured our scientific and technical team with a view to concentrating our management and financial resources towards resource delineation and development of the Railroad-Pinion property.  We view the Pinion Acquisition and sale of our non-core exploration assets as key "pieces" of the puzzle required to increase our visibility and exposure to a broader audience of investors and mining analysts and the impetus behind the issuance of the three reports by Rockstone Research (referenced in our GSV July 2 Letter), Mr. Epstein’s posting on Myriad Equity and Seeking Alpha, and the article in The Gold Report (collectively, the “Reports”).  Each of  these Reports focused on our proposed drilling plans for our recently consolidated Railroad-Pinion property and our May 2014 binding letter of intent to sell our non-core exploration assets.  Certain of the information in these Reports was extracted or derived from what we had disclosed in our public filings and in our presentations and fact sheet posted on our website.  None of these Reports mentioned a proposed public offering or even any contemplated financing because we did not discuss this subject with the authors of the Reports nor with anyone else outside of our management, board of directors and professional advisors.

2

Our relationship with each of Rockstone Research, Mr. Epstein and The Gold Report is as follows:

Rockstone Research - we refer to our response to comment 2 in the GSV July 2 Letter for information about our relationship with Rockstone Research and its principal Stephan Bogner.  Our U.S. counsel has spoken directly with Peter Epstein and confirmed that he has no relationship with either Rockstone Research or Mr. Bogner and that he became aware of the Rockstone Research reports other than through us.  Further, our response noted that our Canadian counsel had reviewed and marked up a draft of the first Rockstone report dated May 26, 2014 (the "May 26 Rockstone Report") which was sent by us to Mr. Bogner, who disregarded the comments.  For your information, attached as Exhibit A is a copy of our Canadian counsel’s markup.  You will see that his comments go to compliance with Canadian disclosure rules for mineral exploration companies.  We note that Rockstone first reported on us in the fall of 2013.

Peter Epstein is an independent analyst who (for at least the last three years) prepares and issues on-line reports on smaller gold companies.  He has the right to post his reports on the websites of Myriad Equity and Seeking Alpha, for which he does not receive any payment except for exclusive reports posted on Seeking Alpha.  His posting about us on Seeking Alpha was on a non-exclusive, non-fee paying basis.  These websites seek persons to contribute articles for posting that can be accessed by readers without a fee.  Mr. Epstein submits his articles for posting to establish a following of persons interested in smaller gold companies for some future use.

Several months ago, one of our shareholders introduced us to Mr. Epstein. Subsequently Mr. Epstein began following us and maintained contact with Jonathan Awde, our President and Chief Executive Officer, and others at GSV.  In early June 2014, after reading other reports on us, Mr. Epstein requested an interview with Mr. Awde for the purposes of preparing a report on GSV.  Shortly thereafter,  Mr. Epstein conducted a telephone interview with Mr. Awde, and on or about June 9, 2014 prepared his report and sent a draft to us for review.  Our Canadian legal counsel reviewed the draft report for compliance with Canadian disclosure guidelines and suggested a number of changes with a view to compliance with Canadian disclosure requirements.  A copy of our Canadian counsel's markup of Mr. Epstein's draft report is attached as Exhibit B for your information. To our knowledge, this is the only report Mr. Epstein has written about us.

In his report, Mr. Epstein notes a bullish independent research article on us that "… contributed to a HUGE spike in trading volume…".  We assume that the referenced report was the May 26 Rockstone Report; however, we confirm that at no time during the interview or otherwise did Mr. Awde discuss the Rockstone Report with Mr. Epstein.  Mr. Epstein's characterization of the Rockstone Report and its impact on the trading volume of our shares is entirely his own.  However, it is interesting to note that during the period from June 9 to June 19/20, there was also a significant percent increase in the market prices and trading volumes of the shares of numerous gold exploration companies comparable to us listed on the Toronto Stock Exchange and/or TSX Venture Exchange as shown on the chart attached to this letter as Exhibit C.  Such increases in market price and trading volume are also consistent with the spike in the price of gold during the same period from US$1,253 on June 9, 2014 to US$1,312 on June 20, 2014 as illustrated in the chart attached hereto as Exhibit D. We note that the price of gold has since retreated to US$1,295.70 as of July 15, 2014 with a corresponding drop in the price of our Common Shares to US$0.632 as of the same date.

3

We further confirm that Mr. Epstein did not receive any compensation or expense reimbursement from us for his report, nor do we have any agreement or understanding with Mr. Epstein with respect to future reports or services.

The Gold Report is a free website published by Streetwise Reports LLC featuring summaries of articles from major publications, specific recommendations from top worldwide analysts and portfolio managers covering gold stocks and a directory, with samples of precious metals newsletters.  Also included are short reports generated by The Gold Report writers on industry companies.  Many gold companies, analysts and other market professionals advertise or have sponsorships on The Gold Report.  Since May 2011, we have had a sponsorship on The Gold Report paying at the rate of $5,250 per quarter.  We also have a similar sponsorship on 321gold. These sponsorships just list our company name in an effort to give us some exposure to the persons who go to these websites.

After the Pinion Acquisition,  Streetwise Reports contacted us about preparing a possible story about our proposed Pinion drill program.  We agreed to an interview format with Mr. Awde which resulted in the May 21 Special Report on Streetwise Reports.  We paid $3,000 to Streetwise Reports for the Management Q&A.

We would like to address two additional points in order to provide some context to certain statements or implications made in the SEC July 9 Letter.  First, there is mention of certain of the Reports having links to our website as though we had done something wrong with regard to those links.  As a listed public company, under Commission and NYSE regulations, we are required to post certain information and reports on our website for the review and use by the public.  Pursuant to those regulations and our investor relations policies, we post our fact sheets and investor presentations on our website. However, our website specifically prohibits, without our prior written approval, the copying, reproduction, modification, uploading, posting, transmitting or distribution of any materials from our website, except for non-commercial, personal or educational purposes where the material is not modified, and while we do not place restrictions on a third party including on its website a hyperlink to something on our website we have never expressly authorized anyone to effect a link to our website.  The fact that the Reports in question have links to information on our website cannot infer that we have responsibility for the preparation of those Reports.  Moreover, we have never posted on our website a link to a newsletter or analyst report nor any reference to any newsletter or analyst report.

Second, in the spring of 2014, we did not publicly disclose a plan to file the Registration Statement nor take steps to “condition the market” for the Registration Statement.   We assume that most investors who follow us are aware that we regularly seek public or private financings. Our public filings clearly state that as an exploration company that does not generate revenue we are in constant need to obtain funds for exploration activities.  The Liquidity and Capital Resources section in Item 5B of our Form 20-F for the fiscal year ended December 31, 2013, states “[we] finance our exploration activities by raising capital from equity markets from time to time,” and  “[o]ur continuation as a going concern is dependent upon successful results from our exploration and evaluation activities and our ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.”  In addition, one risk factor in Item 2D of the Form 20-F entitled “We will require additional capital to develop our mineral properties or complete further exploration programs” mentions a private placement in February 2014 and goes on to say that we will require additional capital to complete the Phase 1 program on the Railroad Pinion Project.

4

2. Please provide an analysis showing how you determined that the interviews and other publications referenced above are consistent with Section 5 of the Securities Act, given the dates of such interviews and other publications and the date you filed the registration statement.

Response - As explained fully below, we have determined that based upon the nature of our Registration Statement filed being a shelf offering, our limited role with the unsolicited Reports, the absence of any mention of a proposed public financing in any of the Reports or even in our discussions with the authors of the Reports, our concern that the Reports be compliant with Canadian disclosure requirements for exploration companies, our not disseminating the Reports or posting/linking them on/to our website or otherwise endorsing or approving them, and the more than 30 day period that has passed since the filing of our Registration Statement, our activities were generally consistent with the Commission’s rules and pronouncements for what a reporting issuer may do during the pre-filing period that does not constitute pre-conditioning the market or “gun jumping.”

The initial question is whether our activities constituted an “offer” as defined in Section 2(a)(3) of the Securities Act. During the pre-filing period, we never discussed with third parties other than our directors, attorneys, accountants and financial advisers the possibility of filing the Registration Statement for a public offering of our securities.  The Form F-3 we filed was a shelf registration for US$50,000,000 of an indeterminate number of registered securities consisting of Common Shares, warrants, share purchase contracts, subscription rights and/or units.  As you are aware, after the Commission would declare our Registration Statement effective we would still have to file a prospectus supplement specifying the type and number of securities to be offered and the pricing of the securities.

We have been advised that the Commission broadly interprets what is a Section 2(a)(3) offer to include activities which are not within the text book definition of “offer”, including any publicity that may contribute to the conditioning of the public mind or arousing public interest in an offering of securities.  In the almost 60 years since the Commission made the foregoing statement expressing concern about “conditioning the market” there have been tremendous changes in the techniques of public offerings and available current information about public companies, coupled with information of the internet websites of both issuers and third parties, including the pervasive third party newsletters.  The Commission has sought to keep up with these practices by updating the legal requirements, such as through the 2005 Securities Offering Reform and the rules implementing the 2012 JOBS Act with respect to, among other things, activities by the issuer during the pre-filing period.

5

We do not believe that our activities during the pre-filing period constituted “conditioning the market” or “gun jumping.”  As previously mentioned, we did not publicly disclose the plan to file the Registration Statement.  We did express in our Form 20-F for 2013 under “Liquidity and Capital Resources” and in “Risk Factors” that by reason of our lack of operating revenues and our need for funds for exploration activities that we would seek public and private financings, and there be no assurance that any financing would be consummated.  Those mandated disclosures, which are common to most small public companies, do not constitute “conditioning the market.”  During his interviews with Peter Epstein and the authors of The Gold Report, Mr. Awde never mentioned a contemplated public offering.  The Reports were generated by interest developed after our March 2014 disclosure of the Pinion Acquisition, and the information in the Reports focused on the nature of the property acquired; without any mention of financings.

Our June 2014 Fact Sheet and July 2014 Investor Presentation as posted on our web site were updates to prior fact sheets and presentations.  We update this information at least monthly to ensure full public access to our current information.

All of the Reports were unsolicited by us.  The Commission has advocated companies having an open door to analysts, subject to certain exceptions, such as those expressed in  Securities Act Rules 137 to139.  On April 29, 2014, we filed our Form 20-F for 2013 with the Commission.  The Form 20-F contained complete information about the Pinion Acquisition and our business plan for undertaking drilling activities on the property in order to ascertain the presence of gold and other minerals.  Subsequently, as part of our normal business disclosures, we issued press releases about our preliminary exploration activities and updated our website information.  We believe that these disclosures, which were consistent with our prior disclosure practice, consisted of factual business information, as defined in Securities Act Rule 168.  We never made predictions with regard to possible drilling results nor market prices for our Common Shares.

Rule 168(b)(3) states that the release or dissemination of a communication is by or on behalf of the issuer if the issuer authorizes or approves such release or dissemination before it is made.  First, we feel that the Reports are not subject to analysis under Rule 168 as they contained factual business information taken either from company information or management with limited editorial comment of the authors.  By definition, newsletters contain some editorial information.  We never posted/linked the Reports on/to our website nor referred third parties to read them.  The inclusion in the Reports of hyperlinks to our website is not evidence of any “approval or authorization” by us.  Under current technology, third parties have the ability to hyperlink to our website without seeking our permission.

The author of the May 26 Rockstone Report and Peter Epstein sent drafts to us which were reviewed by our Canadian securities counsel solely from a standpoint of compliance with applicable Canadian disclosure requirements as Canadian exploration companies are restricted in what they can and cannot say in discussing exploration activities and possible drilling results.  Copies of counsel’s reviews are attached as Exhibits A and B to this letter. The author of the May 26 Rockstone Report did not accept our counsel's comments to his initial report, and did not send drafts of his follow-up reports to us.  This legal review of the above Reports should not been deemed an “approval or authorization” by us. The Gold Report was not reviewed by our counsel although we did receive an advance copy and paid $3,000 to The Gold Report, the publisher, as reimbursement of the author, who was an independent contractor of The Gold Report. The amount was an administrative payment, extremely modest in amount and not designed to influence the substance of the Report.  Furthermore, the statements in The Gold Report that "Gold Standard Ventures Corp. had final approval of the content and is wholly responsible for the validity of the statements" is simply part of The Gold Report's standard disclaimer and our "involvement" in the preparation of such report was limited to providing the author with historical and factual information about GSV.

6

The Commission and the courts formulated the “entanglement” theory” and the “adoption” theory as the first and second lines of inquiry in examining whether information prepared and distributed by third parties that are not offering participants can be attributed to the offering participant depends upon whether the issuer has involved itself in the preparation of the information or explicitly or implicitly endorsed or approved the information.  The “entanglement theory” looks at the issuer’s level of pre-publication involvement in the preparation of the information.  In examining the involvement of an issuer one court stated “[M]erely providing analysts with historical information and correcting factual inaccuracies is not sufficient” to apply the “entanglement” theory, and went on to say that “there are sound reasons for a court to construe the entanglement requirements strictly.”  See In the Matter of Caere Corp. Sec. Litig., 837 F. Supp. 1054 (N.D. Cal. 1993).  The “adoption” theory considers whether after publication of the report the issuer explicitly or implicitly endorses or approves the report.  In its 2000 Electronics Release (Release No. 33-7856 April 28, 2000), the Commission, in discussing the “adoption” theory in the context of hyperlinked information, speaks of the issuer doing some act to link, endorse or incorporate the report.  We did not explicitly or implicitly endorse the Reports, never posting/linking them on/to our website or making any references to them that could lead to questions of “entanglement” or “adoption.”  Moreover, we never intended that the persons or entities responsible for the Reports would have any role in the public offering.

Because of the variety of communication practices by issuers and analysts during the pre-filing period and certain unnecessary and outmoded Commission rules, the Commission adopted various new rules under the 2005 Securities Offering Reform.  The new Securities Act rules included the Rule 168 non-exclusive “safe harbor” for communications during the pre-filing period that are part of the issuers’ continued regular release of factual business information.  After discussions with our counsel about the Reports and our role as expressed herein with respect to the regulatory issues affecting the Registration Statement, we believe our actions come within the regulatory purpose expressed in Rule 168.

Finally, we have endeavored to explain that the Reports were not designed to be “offers” for a public offering of our securities, nor to stimulate interest in a proposed public offering, even without any reference to a public offering in the Reports.  We submit that it would be difficult to demonstrate that a reader of the Reports would have developed a desire to wait for some future public offering of our securities.  Moreover, the nature of our review of the draft May 26 Rockstone Report and the Epstein Report and the very limited payment in connection with The Gold Report should not, in our view, deem the Reports attributable to us.  The content and distribution of the disclosures by us in our public filings and other communications, and even the Reports, do not suggest that a selling effort was underway with a view toward a public offering.

7

Our U.S. securities counsel Bruce A. Rich and I are available to discuss with the Commission staff any questions to our responses in this letter and also what steps can be taken to continue the processing of the Registration Statement toward an early effective date.

Very truly yours, GOLD STANDARD VENTURES CORP.

By:	/s/ Jonathan Awde
Name: Jonathan Awde
Title: President and CEO

8

EXHIBIT A

Chu comments to draft report

Rockstone Research Ltd

Substitute "clean" version with no references to "ounces" in other deposits

INITIATING COVERAGE | Gold Standard Ventures Corp. | May 26, 2014

GSV Gold Standard Ventures Corp.

The Secret of the 4th Gold Window on the Carlin Trend is Being Disclosed

By Stephan Bogner (Dipl. Kfm., FH)

SE
NW
Carlin Gold Trend, Nevada
Longitudinal Section - The "Four Windows"
(looking southwestward)
Railroad Dome (window)
North Bullion deposit
Rain Dome (window)
Rain district (5 to 7M+ oz)
Scale in miles
0 5 10
0 10 15km
Maggie Creek Dome (window)
Gold Quarry (50M+ oz)
Mike (10-25M+ oz)
Richmond Dome/Tuscarora Spur (window)
Carlin-Leeville (15-25M+ oz)
Genesis-Goldstrike-Meikle (100-150M+ oz)
6000ft
4000ft
2000ft
0ft
-2000ft
Ti
Ki
Rock Explanation
Quaternary alluvium
Post-mineral volcanics
Mississippian overlap (mollasse)
Mississippian thrust plate Devonian Woodruff and Ordovician Vinini clastics and Rodeo Creek
Mississippian clastics (flysch)
Devonian & Silurian permissive carbonates
Silurian and Ordovician non-permissive carbonates and clastic rocks
Jurassic intrusive
Jurassic and Tertiary mafic intrusive
known gold deposits
theorized localities for unknown deposits
Cretaceous intrusive
Early Tertiary intrusive (gold event)

Type of Analysis:	Initiating Coverage	Home Exchange:	TSX Venture (Canada)
Recommendation:	Strong Buy	Market Capitalization:	C$[illegible] million
Price Target:	C$[illegible]	Current Price:	C$0.62 (05/23/14)
Price Target in view of:	6 months	Difference to Price Target:	[illegible]

www.rockstone-research.com

Rockstone Research Ltd

INITIATING COVERAGE May 26, 2014 Gold Standard Ventures Corp. TSX.V: GSV NYSE: GSV FSE: 5RZ

The Secret of the 4th Gold-Window on the Carlin Trend is being disclosed

When we did our 1st interview with senior geologist David C. Mathewson of junior explorer Gold Standard Ventures Corp. ("GSV") in February 2011, the stock traded at around C$0.80 and doubled thereafter within a few months. One year later, the stock traded at its all-time high around C$3 – thanks to sensational drill results from its North Bullion Deposit located in the northern part of its Railroad Property in the heart of the Carlin Trend in Nevada. The general gold price correction followed and forced the stock down to a new all-time low at C$0.50.

When we did our 2nd interview with David in October 2013, the stock traded at around C$0.70. Simultaneously, the Canadian investment bank Macquarie came to the conclusion that Railroad is ***"one of the few quality Tier 1 ~~(+20 million oz potential)~~ drill hole plays in the market"***. The stock appreciated strongly to the C$1 level, whereafter it came down hand in hand with a weakening gold price.

GSV.V Gold Standard Ventures Corp TSXV
©StockCharts.com
20-May-2014 O 0.62 H 0.62 L 0.60 C 0.61 V 69.3K Chg -0.01 (-1.61%)
GSV.V (Daily) 0.61
MA(1) 0.61
rockstone-research.com
3.00
2.75
2.50
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
6M
4M
2M
10 Apr Jul Oct 11 Apr Jul Oct 12 Apr Jul Oct 13 Apr Jul Oct 14 Apr

"The 4 structural windows are critical features along the [Carlin] Trend, characterized by intrusion-related doming which has exposed the host Paleozoic rock units and the gold deposits they host. The 3 structural windows northwest of Railroad are associated with multiple gold deposits; the occurrences found to date around this southernmost uplift have characteristics similar to the gold deposits to the north."

(Jonathan Awde in a press release, April 29, 2014)

Goldstrike
Leeville
Meikle
>80 million oz resource
>2 million oz yearly production
Gold Quarry
Tusk
>60 million oz resource
>1 million oz yearly production
Rain
>6 million oz resource
? million oz resource
17.2 km

1,2,3 and Go

Today, the stock trades at C$0.60 and with this report we initiate coverage on this C$65 million capitalized company – due to its attractive risk-reward ratio which has opened now; respectively after 4 years of intense exploration and land consolidation. Over the next weeks and months, we anticipate a strong and material news-flow on the recently acquired Pinion ~~District~~; thus we evaluate GSV as strongly undervalued for the time being. We expect our price target (C$2.80) to be reached within 6 months – irrespective of what the gold price may do. The fundamental reasons for this extraordinary prognosis are laid out briefly with this initiating coverage.

The 4th gold window is being opened

For decades, mining companies have tried to consolidate and take control of the Pinion ~~District~~ (an exclave within the southern part of GSV's 100% controlled Railroad Property) – in order to finally find out how much gold really is in the ground here. The problem ever since: Too many private hands and companies owned parts of Pinion intimately knowing about its true potential. The more Pinion was drilled in the 1980s the more it became clear that another bonanza could be discovered being comparable with the other 3 gold "windows" on the Carlin Trend:

1. **Goldstrike, Leeville & Meikle** (>80 million ounces gold)
2. **Gold Quarry & Tusk** (>60 million ounces gold)
3. **Rain** (>6 million ounces gold)

www.rockstone-research.com

This historical resource is not NI43-101 compliant. - Must include NI43-101 disclosure + cautionary language if historical resource estimate is used. The Company has already disclaimed any use of historical estimates in its March 7, 2014 news release.

Rockstone Research Ltd

INITIATING COVERAGE May 26, 2014 Gold Standard Ventures Corp. TSX-V: GSV NYSE: GSV FSE

Therefore, it does not surprise us at all that companies like Amoco (1981), Freeport (1983) and Teck (1986) disclosed drill results only sparsely and obviously reported as little as possible; for reasons of being able to negotiate better with the many owners. Yet a consolidation proved to be impossible – until 2014, when GSV succeeded in securing 100% of this district-sized property.

In 1995, Cyprus Mining Co. calculated a first resource estimate (now considered historic), which was published for the first time in a Technical Report in 2002:

Historic Pinion Resource (measured, indicated & inferred):
30.6 million t ore @ 0.9 g/t gold = **841,754 ounces gold**

Apparently, some few intial holes in the 1980s and 1990s were sufficient to show the potential of Pinion. Quickly it was clear to all involved parties that Pinion likely hosts at least 1 million ounces directly at surface with gold grades of minium 1 g/t.

The size and grades are unspectacular?

The opposite is true, because Pinion is a Carlin-type gold deposit right at surface, which means its ore is hosted in completely oxidized rocks. (gold)

For comparison: The spectacular North Bullion Deposit in the northern portion of Railroad, which GSV discovered during the last 4 years with multiple sensational drill assays (e.g. >3 g/t gold over hundreds of meters, starts at a depth of 100-150 m below surface. Hence, North Bullion is a sulfide deposit. (impressive)

The difference to oxide deposits is enormous, because sulfidic ore is much more expensive to process. Especially in times of low gold prices, sulfide development projects are typically rare, no matter how large these may be, since capital expenditures (CAPEX) reach billions of dollars rather easily.

Especially in times of low gold prices, oxide deposits are the perfect way to make money notwithstandingly and perform outstandingly against the negative broad market trend. (too promotional)

In our 2nd interview of October 2013, GSV's chief geologist, David Mathewson, said the following about the Pinion Property consolidation, which at that time was completed only 51%:

Newmont Rain Deposit
Newmont Emigrant Deposit
Gold Standard Ventures Property Ownership
North Bullion Deposit
Central Bullion Zone
Bullion Fault Corridor
Pinion Deposit

"An in-house model of the Pinion deposit developed by Cyprus Mining Company in 1995 indicates that the Pinion deposit is comprised of a total (known) resource of 30.6 million tons at 0.026 oz/st (0.89 g/t) gold for about 800 thousand ounces. Approximately half of the known ounces in the Pinion deposit are controlled by GSV. The other half of the known ounces is controlled by another junior mining/exploration company. Additional exploration potential exists in a westward to southward direction. At his time, nothing can be done by either controlling party until consolidation has been completed. The Pinion deposit is comprised of uniform grade oxide material hosted in a shallow dipping tabular breccia at/near the Webb Devils Gate contact. (this [potential])

www.rockstone-research.com

Rockstone Research Ltd.
INITIATING COVERAGE May 26, 2014 Gold Standard Ventures Corp. TSX.V: GSV NYSE: GSV FSE: 6AZ

The average grade of this oxide material is about 1 g/t gold. The Pinion deposit is geologically and character-wise analogous to Newmont's currently in production, run-of-mine, heap leach Emigrant operation located in the Rain District just to the north. In comparison, the NB deposit is structurally complex and comprised of complex multi-stage breccias with locally much higher grades, i.e. 10 g/t gold. The Pinion deposit is a low strip, oxide deposit ~~that could be permitted and put into production quickly~~. The mineralization is open to the west and south, and has the potential to be substantially large. ~~It is open-ended and could perhaps be two times or more of the current size~~."

It was in 2013, when GSV management succeeded in acquiring 51% of Pinion from private hands, whereas it was 2014, when the brilliant coup was achieved to take over the remaining 49% from Scorpio Gold Corp. Why, after all these years, did Scorpio decide to sell its half? Because the gold price correction forced them. Scorpio lost $6.8 million in 2013 and urgently needed cash to advance its Mineral Ridge Gold Mine. GSV gave them $6 million in cash along with a 5% equity stake in GSV.

Especially during difficult times, the gold sector is known to do virtually everything for money, which on the other hand means that the best deals are made in times like today. However, Scorpio owns sufficient equity in GSV to also profit generously in case of success. Since years, the negotiations between Scorpio and GSV must have been extremely tough, which proves that Scorpio is fully convinced of the Pinion potential.

GSV is the first to succeed in taking 100% control of the Pinion Deposit, ~~which enables to develop it into a mine~~. As the market gives the impression of not (yet) understanding the significance of the successful Pinion consolidation, we evaluate the stock of GSV as strongly undervalued.

On the other hand, GSV itself has become a much more attractive take-over target after acquiring 100% of Pinion.

We are confident that the many press releases in the next week will make its contribution for Pinion to be valued ~~fairly~~ within GSV's attractive project portfolio.

Price Performance
Since January, 2011
$3.00
$2.00
$1.00
$0.00
Jan 20, 2011 New gold discovery at Railroad Project
Feb 24, 2011 Private placement with FCMI
Apr 26, 2012 Intersects 164m @ 3.38g/t at North Bullion
Feb 22, 2012 First angled hole 11-16 at North Bullion intersects 56.4m @ 4.26g/t
Aug 14, 2012 Hole RR12-04 intersects 29.9m @ 2.13g/t and hole RR12-07 intersects 26.2m @ 2.00g/t at North Bullion
Sep 18, 2012 Hole RR12-10 intersects 124.1m @ 4.05g/t at North Bullion
Jun 22, 2012 Prices $20M public offering
Aug 30, 2012 Confirms interests acquired in Pinion Gold Deposit
Nov 13, 2012 Acquires additional interests in the Pinion Gold Deposit
May 21, 2013 Hole RR13-08 intersects 73.5m @ 3.67g/t at North Bullion
Aug 2, 2013 Closes C$5M Private Placement
Oct, 2013 Discovers significant oxide gold at Bald Mountain Au-Cu Target
Mar 5, 2014 Closes C$11M Private Placement & Acquires the Balance of the Pinion Gold Project
Jan-11 Apr-11 Jul-11 Oct-11 Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 Apr-14
Data as of 04/01/14. Note: GDXJ rebased to GSV share price.
GSV GDXJ

www.rockstone-research.com 4

Rockstone Research Ltd.
INITIATING COVERAGE May 26, 2014 Gold Standard Ventures Corp. TSX.V: GSV NYSE: GSV FSE: 6AZ

The starting shot has been fired

After the successful consolidation of the Pinion District, GSV started with a first drill program (15 holes to be drilled until end of June) last week in order to upgrade the historic resource (842,000 ounces gold) to NI43-101-compliant standards.

However, even before the release of first drill results there exist good reasons to assume that the NI43-101 resource estimate (expected in mid-July) will exceed the „magic" size of 1 million ounces which in turn is anticipated to surprise the market; thus we expect a strongly appreciating share price in due course.

Right after the acquisition of Pinion, GSV was able to inspect historic data and core for the first time – and made a startling discovery:

72% of the holes drilled in 1996 and 2007 were not analyzed for gold. GSV made up leeway and announced the results on May 15:

• Hole PN-07-02 assayed 1.1 g/t gold over 35 m between 14 and 49 m depth only (i.e. directly below surface). This historic hole was drilled in the northern part of the Pinion Deposit and ended in gold mineralization averaging 1.4 g/t (i.e. this strongly mineralized intercept is likely to extend for some distance). The drilling that started last week will soon show how long this mineralized trend really is.

• Hole PN-07-05 intersected in 35 m depth a 3 m long interval averaging 1.3 g/t gold. Thereunder, mineralization dropped to 0.4 g/t and drilling stopped. GSV arguments that the gold-enriched main zone is situated a bit deeper and that current drilling will test this new concept.

Meanwhile, GSV came to a highly interesting conclusion:

Not only the remarkable gold grades in previously unassayed drill holes have surprised but more importantly that the main gold enrichment zone was missed a bit deeper in the underlying breccia zone, which also represents the main gold hosting zone in the North Bullion Deposit.

The reason why many of the newly analyzed holes did not show any significant gold grades is simply because historic drilling was not deep enough and thus the gold-rich breccia ore zone was not tested at all.

Obviously, this breccia zone was not the exploration focus in the past, which also brought us to the conclusion that historic drilling was not deep enough and that the historic exploration model was wrongly interpreted.

On the other hand, we think it is probable that historic drillers purposely did not drill deeper, because surface drilling (e.g. 4.3 g/t gold over 24 m starting at 2 m depth, or 1.1 g/t gold over 67 m at 12 m depth) already gave a good impression of the potential that lies beneath. It must have been negotiating tactics why previous explorers did not want to cause a furore with deeper holes presenting even higher grades.

Metallurgical tests of the Pinion ore already indicated its favorable amenabilty to the cost-effective heap leaching extraction method – just like the similarily mineralized ore from Newmont's Emigrant Mine some 15 km up north. In contrast to sulfidic ore, which must be transported to distant roasters and processing facilities, oxidized material can be processed directly on site cost-effectively with heap leaching. Thus, only a tiny fraction of CAPEX is required to bring an oxidized deposit into production with an open-pit when comparing with sulfide deposits.

Nowadays it has become extremely rare that public companies exist developing such small but highly profitable gold oxide deposits into mines, because these typically occur at surface and thus have already been discovered in prolific mining camps, first and foremost the Carlin Trend.

The exceptional history of finely dispersed ownerships around Pinion has prevented its exploration and development until 2014, although the outlook for success has always been great. The mysterious fog around Pinion is being lifted in the next 5 weeks with 15 drill holes.

Most recently on May 22, GSV announced the start of the first drill program on Pinion. We anticipate a flood of drill assays which we expect to immediately make clear that GSV owns an uncomplicated, mineable gold oxide deposit directly at surface, which can be brought into production quickly and cost-effectively within shortest time.

Above that, we expect an institutional and private run on the GSV stock, because it is this speed in the project's development that many do not take into account yet. That is to say, during the last 4 years GSV published drill assays from the North Bullion Deposit only irregularly every few months, because such a large and complex sulfide deposits is much more difficult to drill than the straightforward Pinion oxide deposit.

www.rockstone-research.com 5

As discussed, many of the statements in Macquarie's report do not comply with NI43-101 - we strongly recommend that they not be reproduced in this report.

Rockstone Research Ltd

INITIATING COVERAGE May 26, 2014 Gold Standard Ventures Corp. TSX-V: GSV NYSE: GSV FSE: 6AZ

Valuation

In April 2014, mining analyst Michael Gray of Macquarie put a 12 month price target of C$2.25 into perspective if GSV succeeds in reaching the following goals:

"Pinion will have an initial 0.6 million to 1 million ounce gold compliant open-pit heap leach resource documented over the next 9 months."

not 43-101 compliant

• As laid out, we rate the outlook as very good that the historic resource ~~(0.8 million ounces)~~ will be confirmed compliant to NI43-101 within the next 5 weeks (until July).

• Furthermore, we anticipate the resource to be expanded to up to 1.2 million ounces with the initial 15 holes.

• The 2nd drill program, that is likely to start in mid-July, is expected to increase the resource to more than 2 million ounces within a few months.

not 43-101 compliant

"Pinion metallurgy will be favourable (similar to the Emigrant deposit)."

• Some 15 km north of Pinion lies Newmont's prolific Emigrant Mine, which is geologically similar to Pinion. The historic data and latest metallurgical tests already indicate that the Pinion oxide deposit has almost the exact same mineralogy and grades as Emigrant.

• We are confident that the core, that is being pulled at the moment, will officially confirm that the Pinion metallurgy is just as favorable as being the case with the productive and highly profitable Emigrant Mine; thus Pinion is believed to qualify for cost-effective heap leaching rather sooner than later.

not 43-101 compliant

"North Bullion will deliver a 250,000 to 1 million ounces gold compliant maiden resource (size range dependant on the grade)."

• Not only Pinion will see new drill programs in the upcoming weeks and months but North Bullion as well.

• The many drillings during the last years already made clear that North Bullion is likely to be larger than 1 million ounces because numerous holes intersected hundreds of meters averaging more than 3 g/t.

non-compliant

• The upcoming drilling on North Bullion is designed to finally calculate a first NI43-101 compliant resource.

• We came to the conclusion that the probability is exceptionally high that GSV will publish a maiden North Bullion resource estimate exceeding 1 million ounces during the next 6 months. Although this type of deposit can not be developed towards production as fast as Pinion, we are still highly optimistic that GSV will prove sulfidic gold deposits with more than 20 million ounces during the next 12-36 month.

not compliant

Macquarie's mining analyst evaluated that a price target of C$10 will be reached within 12 months if GSV succeeds in reaching the following goal during the next 9 months: Gold Standard has another tig

"Our upside scenario assumes that GSV is able to pull a series of high-grade intersections at the North or South Bullion target corridor and establish thick mineralized sections with documented continuity - essentially that they have a tiger by the tail and the deposit could be another Goldstrike or Meikle-type deposit. It is our view that the Railroad-Pinion gold project has Tier 1 (+20 million ounces) potential and that such discoveries will attract M&A at the +$1 billion market cap level, as highlighted in our initiation report, is a typical price tag for such discoveries."

• When considering that the historic drilling on Pinion was not deep enough to test the gold-rich breccia zone, we evaluate it as realistic that the recently drill campaign can prove grades in excess of 3 g/t gold over long intervals in the breccia zone, because the grades of the marterial that lies above already showed remarkable grades in excess of 1 g/t.

• Macquarie's evaluation also comes to the conclusion that GSV has exceptional potential to host more than 20 million ounces gold on Railroad and that such a large resource estimate would immediately attract major mining companies to start bidding in excess of $1 billion.

~~[illegible]~~

Looking north from top of the North Bullion Deposit towards Newmont's Rain Pit and Emigrant Mine in the background non-compliant too promotional

www.rockstone-research.com 6

Rockstone Research Ltd.
INITIATING COVERAGE | May 26, 2014 | Gold Standard Ventures Corp. | TSX.V: GSV NYSE: GSV FSE: 6AZ

potential development

Conclusion

We value the new focus on ~~developing~~ exploring the Pinion oxide deposit quickly towards ~~production~~ more than just a lucky pull potentially at the end/bottom of a 3 year long gold price correction, whereas it does not even require a rising gold price in order for GSV to generously create shareholder value over the next weeks and months.

~~The reasoning behind that speculation is simple and~~ straightforward: Pinion is now advancing ~~to~~ those type of gold deposits that can ~~be brought~~ into production fairly fast, cheap ~~and uncomplicated~~. Large sulfide deposits ~~like North~~ Bullion are best developed into mines ~~during high gold prices.~~

As the negotiation successes of GSV's management has proven over the last years, Jonathan Awde is a highly determined president with compelling persuasive power who has not only fulfilled all market expectations so far but oftentimes exceeded them.

To have prominent Dave Mathewson as chief geologist is, however, the best guarantor for future success as we intended to present with both our initial interviews. In our 1st interview, he admitted that it was the outlook for a successful consolidation of the finely dispersed Railroad Property that made him commit to the new market entrant by the name of Gold Standard Ventures. When he worked for Newmont as Nevada's chief geologist, he tried many times to acquire Railroad for Newmont. However, the high royalties and mixed ownerships made a consolodiation impossible.

Eventually, 3 men succeeded in 2010 to achieve this consolidation feat: Dave Mathewson, Jonathan Awede and Luke Norman. They just succeeded in achieving another spectacular feat. Although the Pinion District is smaller than Railroad, the impact on GSV's stock valuation is anticiapted to be much larger, ~~because Pinion can be developed into a mine much faster~~.

We are confident that the most successful time in the history of GSV has just started – now, when it is easier to evaluate what they have, what is possible and what the market demands in times like these.

Since insiders (15%), Agnico Eagle Mines Corp. (5%), Scorpio Gold Corp. (5%), and institutionals (50%) together own around 75% of GSV, we anticipate a takeover to prove highly difficult when considering that only 25% of GSV's equity is available in the market; respectively dependant at which price level the lion's share of institutionals can not resist a take-over bid any longer. However, such a strong and institutionally-based share structure, which is the dream of most exploration companies, is the best warrantor for the long-term creation of shareholder value.

Concludingly, we also value it as highly bullish when insiders start buying stock of its companies in an increasing fashion. Since the beginning of the year, Jonathan Awde bought more than 100,000 shares of GSV in the market, whereas David C. Mathewson accumulated another 400,000 shares and Albert Friedberg's investment firm (FCMI) acquired some 2 million shares during the same time.

When insiders buy instead of sell, the course for higher prices is set, especially when material project development milestones are around the corner and insiders obviously assume to exceed the expectations of the market; which we also think is likely after thorough analysis.

As laid out, we conclude it being more likely that Macquarie's goals, to make the C$2.25 price target happen, are to be achieved not only within the next 9 months but are even exceeded within 3-6 months. During that 6 months we expect a 2nd drill program to start on Pinion in mid-July which we envision to expand the ~~resource to 2 million ounces gold~~ known mineralization. Hence, we evaluate the probabilities of exceeding Macquarie's price target as fairly high.

Technically, the last strong price resistances are currently located around C$2.30, C$2.80 and C$3, at which levels we anticiapte short consolidations.

Jonathan Awde affirmed after the successful Pinion acquisition on April 8, 2014:

> *"The project data is very complete and very high quality, which puts us well ahead of where we thought we would be at this stage in terms of our understanding of the Pinion deposit. The geological setting is very similar to Newmont's Emigrant Run-of-Mine (ROM), heap-leach oxide gold deposit just a few miles to the north, as we had thought. The highly oxidized nature of the mineralized zones is evident. Historical drilling clearly did not find the limits of the deposit, either vertically or along strike. Gold Standard is the first company, in the Pinion Project's history, to consolidate control of the deposit. To date, this acquisition is proving to be everything we had hoped for and more."*

www.rockstone-research.com 7

Rockstone Research Ltd.   GSV Gold Standard Ventures Corp

INITIATING COVERAGE May 26, 2014 Gold Standard Ventures Corp. TSX.V: GSV NYSE: GSV FSE: 6A3

Analyst:	Stephan Bogner (Dipl. Kfm., FH)
Research Label:	Rockstone Research Ltd. #504, 81 Oxford St. London W1D 2EU, England sb@rockstone-research.com www.rockstone-research.com
Analyzed Company:	Gold Standard Ventures Corp. #610 - 815 West Hastings St. Vancouver, BC, Canada V6C 1B4 Phone: +1-604-669-5702 jonathan@goldstandardv.com www.goldstandardv.com
ISIN:	CA3807381049
Home Exchange:	Toronto Venture Exchange (Canada)
Stock Symbol:	GSV
Type of Analysis:	Initiating Coverage
Initiating Coverage:	05/26/2014
Recommendation:	Strong Buy
Price Target:	C$2,80
Price Target in view of:	6 Months
Current Price:	C$0.62 (05/23/14)
Difference to Price Target:	352%
52 Week High / Low:	C$0.xx / C$0.xx
Market Capitalization:	C$70 million (C$80 million fully diluted)

Ownership:
Insider and associates: 15%
Institutional ownership: 50%
(FCMI 13.8%, American Century 5.2%, Phoenix Gold Fund 3.8%, Gilder 2.9%, Royce 1.9%, Oppenheimer 1.9%, US Global Investors 1.7%)

Shares (issued & outstanding): 112.4 million

Warrants (outstanding): 7.6 million
7,594,248 @ C$1 until March 4, 2016

Options (outstanding): 8.2 million
1,305,000 @ C$0.65 until July 13, 2015
200,000 @ C$0.82 until October 6, 2015
700,000 @ C$0.71 until January 25, 2016
400,000 @ C$1.27 until March 17, 2016
350,000 @ C$1.40 until April 5, 2016
155,000 @ C$1.26 until June 29, 2016
715,000 @ C$1.16 until February 2, 2017
150,000 @ C$1.82 until March 29, 2017
25,000 @ C$2.73 until June 1, 2017
50,000 @ C$1.68 until August 30, 2017
20,000 @ C$1.68 until September 4, 2017
150,000 @ C$1.81 until September 5, 2017
50,000 @ C$1.03 until March 1, 2018
2,179,000 @ C$0.79 until March 17, 2018
1,705,000 @ C$0.76 until May 23, 2018

Fully Diluted: 128.2 million

SMA (90): 0.69
GSV @ TSX.V
(3 Year Linear in C$)
90 Day MA (blue)
Jul
2012
Jul
2013
Jul
2014
Volume
MACD (12.26): -0.004
Signal (9): -0.01
Histogram: 0.01
RSI (14): 51.50
05/22/14 1:05PM EDT

Trading Volume (10 Day Average): x

Moving Averages:
21 Days @ C$0.xx
50 Days @ C$0.xx
200 Days @ C$0.xx

Price Performance:
7 Days: -0.01 (-2%)
21 Days: +0.04 (+10%)
30 Days: +0.06 (+20%)
90 Days: -0.00 (-5%)
180 Days: +0.03 (+8%)
200 Days: +0.03 (+6%)
Month to Date:
+0,06 (+20%)
Quarter to Date:
-0,00 (-5%)
Year to Date:
+0,12 (+62%)

www.rockstone-research.com 8

Rockstone Research Ltd

GSV Gold Standard

INITIATING COVERAGE May 26, 2014 Gold Standard Ventures Corp. TSX-V: GSV, NYSE: GSV, FSE: 6AZ

New York Stock Exchange (USA):

Symbol: GSV
Current Price: $0.55
Average volume (30 days): 92,262
52 Week High / Low: $0.49 / $1.02

GSV @ NYSE
(3 Year Linear in $)
Volume
Relative Strength Index
Moving Average MACD

Frankfurt Exchange (Germany):

Symbol: 6AZ
WKN: A0YES8
Current Price: €0.41 (May 23, 2014)
2014 High / Low: €0.27 (06.07.2012) / €0.12 (09.01.2012)
52 Week High / Low: €0.27 (06.07.2012) / €0.06 (14.11.2011)

Price Performance / Average Trading Volume per Day:
1 Week: +3% / 123,578
4 Week: +18% / 98,568
52 Week: +135% / 60,652
Risk-/Trend-Values:

	30 Days	250 Days
Volatility	99%	121%
Momentum	0.90	2.35
RSL-Levy	1.12	1.47

Moving Averages (MA):

Period	Average	Difference Price / MA
38 Tage	€0.216	4%
100 Tage	€0.201	11%
200 Tage	€0.176	22%

6AZ @ Frankfurt
(3 Year Linear in €)
90 Day MA (orange)
Volumen
MACD
Relative Stärke
Intervall: Täglich

Abbreviations:

$ = U.S. Dollar
€ = Euro
@ = At
% = Percent
& = And
> = Above; more than
< = Below; less than
B.C. = British Columbia
C$ = Canadian Dollar
Corp. = Corporation

g = Gram(s)
ISIN = International Securities Identification Number
kg = Kilogram(s)
km = Kilometer
m = Meter(s)
MA = Moving Average
OTC = Over The Counter Exchange
Oz = Troy Ounce(s) (31.1034768 g)

t = Ton(s); (metric)
TSX.V = Toronto Venture Exchange
WKN = Wertpapierkennnummer

Sources:

www.goldstandardv.com
www.sedar.com
www.tsx.com
www.edgaronline.com
www.vantagewire.com
www.quotemedia.com
www.canadianinsider.com
www.nyse.com
www.deutsche-boerse.de
www.consors.de
www.onvista.de
www.stockcharts.com
www.googlemaps.com
www.stockcharts.com
www.bloomberg.com

www.rockstone-research.com

Rockstone
Research Ltd
DISCLAIMER & OTHER IMPORTANT DISCLOSURE

Disclaimer and Information on Forward Looking Statements:

All statements in this report, other than statements of historical fact should be considered forward-looking statements. Much of this report is comprised of statements of projection. Statements in this report that are forward looking include that gold prices are expected to rebound; that Gold Standard Ventures Corp. can and will start developing its projects into a mine; that exploration has or will discover a mineable deposit. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in these forward-looking statements. Risks and uncertainties respecting mineral exploration companies are generally disclosed in the annual financial or other filing documents of Gold Standard Ventures Corp. and similar companies as filed with the relevant securities commissions, and should be reviewed by any reader of this report. - insert Rider 1

In addition, with respect to Gold Standard Ventures Corp., a number of risks relate to any statement of projection or forward statements, including among other risks: the receipt of all necessary approvals; the ability to conclude a transaction to build a mine or to continue exploration; uncertainty of future production, capital expenditures and other costs; financing and additional capital requirements for exploration, development and construction of a mine; the receipt in a timely fashion of further permitting for its projects; legislative, political, social or economic developments in the jurisdictions in which Gold Standard Ventures Corp. carries on business; operating or technical difficulties in connection with mining or development activities; the ability to keep key employees and operations financed. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Rockstone and the author of this report do not undertake any obligation to update any statements made in this report.

Disclosure of Interest and Advisory Cautions:

Nothing in this report should be construed as a solicitation to buy or sell any securities mentioned. Rockstone, its owners and the author of this report are not registered broker-dealers or financial advisors. Before investing in any securities, you should consult with your financial advisor and a registered broker-dealer. Never make an investment based solely on what you read in an online or printed report, including Rockstone's report, especially if the investment involves a small, thinly-traded company that isn't well known.

The author of this report has not been remunerated by Gold Standard Ventures Corp. or any other company or person mentioned in this report. The author and/or Rockstone own shares and/or stock option of Gold Standard Ventures Corp. and would benefit from volume and price appreciation of its stock. Rockstone's and the author's views and opinions regarding the companies they feature in their reports are their own views and are based on information that they have researched, which are assumed to be reliable.

Rockstone and the author of this report do not guarantee the accuracy, completeness, or usefulness of any content of this report, nor its fitness for any particular purpose.

Lastly, we do not guarantee that any of the companies mentioned in our reports will perform as we expect, and any comparisons we have made to other companies may not be valid or come into effect.

www.rockstone-research.com 10

Rockstone Report

Rider 1

There are no known resources or reserves on the Pinion deposit, the North Bullion deposit or any other targets on Railroad-Pinion project and Gold Standard's exploration programs are exploratory searches for commercial bodies of ore. In addition, the close proximity of and presence of gold resources on adjacent or nearby properties within the Carlin Trend including Newmont's Emigrant mine is not necessarily indicative of the gold mineralization in the Pinion deposit, the North Bullion deposit or the Railroad-Pinion project. No preliminary economic assessment or other study has been carried out by Gold Standard on the Pinion deposit, the North Bullion deposit or any other target on the Railroad-Pinion project and it is uncertain if further exploration will result in such deposits or targets being delineated as an economically viable mineral resource.

Delete references to "ounces"

Rockstone
Research Ltd.

Gold Standard's Railroad Property is the last significantly unexplored district on the Carlin Trend - known as the "Fourth Window"
Meikle (7M)
Rodeo (3M)
Betze Mine (50M)
Genesis (3M)
West Leeville (5M)
Carlin Mine (5M)
Mike Deposit (25M)
Gold Quarry Mine (25-30M)
Gold Standard Ventures
Property Ownership
GSV Approx. Full Ownership
GSV Partial Ownership
GSV-Newmont JV
Deposit/Mine
(Million Ozs Au)
Newmont
Emmigrant Mine (2M)
Newmont
Rain Mine (5M)
GSV North Bullion
Deposit
GSV Pinion
Deposit
Approx. 60 km from the North Bullion Deposit to the Meikle Deposit
www.rockstone-research.com

EXHIBIT B

Gold Standard Ventures (GSV) has received a great deal of attention lately. It all started in March when the company closed on the 100% consolidation of its highly prospective Pinion deposit. Then, in the first week of May, Gold Standard presented at the **Gold Forum** in Switzerland. Next, a May 21st company interview in the **Gold Report** continued to highlight renewed interest in this story. Importantly, institutional money appears to be flowing into the name.

On May 27th, a bullish independent research article contributed to a HUGE spike in trading volume to ~2.3 million shares (*for the U.S. and Canadian tickers combined*), that was 10 times the average daily trading volume of the prior 30 days. More recently, on May 30th, a **press release** was issued announcing the spin-off of non-corean exploration assets in exchange for some cash and 60,000,000 shares of a junior mining company.

Why all the excitement? For answers, I turned to Gold Standard's **CEO Jonathan Awde**. The following interview was conducted by phone and email in the first week of June.

Your company has released important news this year, most notably the consolidation of its Pinion Gold Project. Please reiterate the importance of this milestone.

Acquiring the balance of Pinion provides GSV with 100% ownership/control of an entire district (the last remaining underexplored district) within the southern end of the world renowned Carlin Trend in Nevada. From about 13 sq. miles in 2009, our total holdings now cover roughly 46 sq. miles. This is a game changer as it's the first time the entire district has been under one roof. This district had been fraught with multipleownership interests, mineral and water rights issues. Pinion has a historical (non NI 43-101 compliant), near-surface oxide resource with what appears to be room to expand. The consolidation of the greater Railroad district took 4 years and was an exhausting exercise at times.

In another press release, you announced that gold assays of historic Pinion drill holes not previously assayed for gold yielded positive results. Can you elaborate on the possible significance of that news?

We acquired a huge data set when we closed on the Pinion acquisition. We were pleasantly surprised to receive more core than our records indicated and several core holes and portions of other core holes were never assayed. It's always nice to essentially get free gold. It should be helpful with the publishing of our first NI 43-101 compliant resource. Over 380 holes have been drilled over the years. We believe that our current drill campaign, some twinning and confirming of historical holes as well as drilling deeper on near surface holes that bottomed in ore, will enable us to release a maiden NI 43-101 resource by the end of July. These holes are relatively inexpensive and take just 2-3 holes to drill.

Comment [O1]: Use of the word "ore" is not permitted under NI 43-101 in the absence of proven "mineral reserves". Please choose a different description.

Comment [O2]: This last sentence is confusing. Please consider re-phrasing.

Has the newly consolidated Pinion property replaced the North Bullion Fault Zone "NBFZ" as the main focus of the company?

*Yes, for the time being. Given the challenging capital market environment and uncertainty with the price of gold, drilling shallow RC holes into a near-surface oxide resource vs drilling more costly, deeper core holes into North Bullion was an easy decision. We strongly feel that making the Pinion ~~resource~~ deposit NI 43-101 compliant could be a key valuation driver. The NBFZ remains a highly significant target that's open in several directions. Our last hole that we **announced at NBFZ in January** was technically a very important hole that extends the mineral system in a west-northwest direction. Our technical team was very encouraged with the results of this hole.*

Some pundits compare Pinion to peer Nevada heap leach projects such as Midway Gold's (MDW) Pan project, Corvus Gold's (CORVF) North Bullfrog and Newmont's (NEM) Emigrant mine just a few miles from the Pinion deposit. Do you see any relevant comparisons or takeaways?

Well, all of them are oxide and Bullfrog, Pan and Emigrant have excellent economics. Historical results indicate that Pinion has the highest indicated grade of the 4 deposits; however, I must caution that we do not yet have a NI 43-101 compliant resource at Pinion and have not carried out a preliminary economic assessement or other study thereon. We've just started drilling at Pinion for our Phase 1 program butand we feel very strongly about the potential.

You mentioned some positive attributes of Pinion (such as private land) that are not necessarily shared by other exploration-stage projects, please elaborate?

Dealing with private ground, which a large portion of Pinion is, is a huge advantage from a permitting/development standpoint. We've also secured certainthe water rights which as you know is a huge plus in Nevada. Finally, Pinion is a near-surface, oxide deposit, so drilling costs and the time it takes to drill holes is favorable compared to some peer exploration-stage projects.

Bald Mountain is your third main target. How does Bald Mountain compare with Pinion and North Bullion?

We're very excited about Bald Mountain. We made an oxide discovery that was announced in October of 2013. We hit 56m of 1.47 g/t oxide, including 7.3m of 5.66g/t in hole RRB 13-1. The geological setting that exists at Bald Mountain suggests something important could be going on. We weren't able to do any follow on drilling at Bald Mountain in the fall as there were some land issues that got resolved when we closed on the Pinion acquisition. We will do a follow on program later in the summer into the fall.

A month ago, your company presented at the European Gold Forum in Switzerland. How would you describe the interest in Gold Standard Ventures at that event?

We had several really productive meetings. Interest in our company is picking up. We find that investors don't know much about Pinion and are kind of taken aback by the fact that a near-surface oxide depositresource with good grade was still available in the Carlin Trend. We have several institutions, investors, analysts and companies coming to the see the project over the next few months.

You have plans to release a NI 43-101 compliant resource for both Pinion (July, 2014) and North Bullion (later this year). Does the $11 million you raised in March fund you through both of these key milestones?

Half of the money raised was used to acquire the remainder of the Pinion property; the rest will allow us to publish our first NI 43-101 compliant resource for Pinion. Drilling is well underway and the first program will be finished this month.

Will your maiden NI 43-101 compliant resource compare ~~directly~~ to ~~your~~ historic resource estimates~~of about 800k ounces~~?

The historical resource at Pinion (non 43-101 compliant resource) is based on over 330 holes (318 RC and 12 Core holes). We have over 90% of the RC cuttings and chips and all of the core holes. ~~The historical resource at Pinion has 31m tonnes at .026 opt so roughly 800k ounces. We have a new interpretation of the geology now and see a lot of opportunity to add to the historical resource.~~ However, a~~A~~ lot of the historical work never tested the limits of the mineral system at Pinion. Our phase two program is designed to do just that. In addition, p~~P~~ast companies that explored Pinion always ran into surface and mineral rights constraints that forced companies to drill portions of sections, not as a district; an issue we don't face. We also have a new interpretation of the geology. So while I can't comment on the specifics of historical estimates, we are certainly looking forward to releasing our initial NI 43-101 resource estimate this July.

Please tell us more about your recent agreement to sell~~sale of~~ non-core assets for some cash and 60 million shares in Tanqueray

We were looking at ways to monetize those non-core assets. We looked at spinning them out, selling them or JV'ing them. We found in the end that getting an independent valuation done and selling them to the new company was the best option. Gold Standard will retain~~s~~ a large exposure to these assets through our ownership in Tanqueray when the sale completes in or about mid-August.

Some investors might be concerned about the recent departure of David Mathewson. What was the rationale behind his leaving the company?

We thank David for all he's contributed and the exploration team he helped build and leaves behind. However, please remember that David will remain with us as a technical advisor for at least the next year. In my mind, we get the best of both worlds, he remains a technical advisor to our company AND we benefit from the 60m shares of Tanqueray Exploration stock that we will receive~~d~~ in conjunction with David leaving us. Based on current market prices, o~~O~~ur stake in Tanqueray will be worth approximately ~~has a current market value of~~ C$3 million. David always made it clear to us that he greatly prefers doing grass roots exploration-- making discoveries. That's where he excels.

Importantly, we hired another very talented, highly experienced, senior geologist. John Norby has over 35 years of experience as exploration, project and chief geologist. John has extensive Nevada experience including nearly 20 years spent designing and executing exploration and resource delineation programs for Barrick and Newmont mostly in the Carlin and Cortez trends.

Can you describe your investor base? For example, last summer Agnico Eagle acquired a 5% stake. Who are some other large holders? How much does management own?

We have a solid investor base. Yes, Agnico took a 5% stake last summer after several site visits. It was a great endorsement of the project and our team to receive an investment in a very challenging environment for junior companies. FCMI, American Century, US Global, Royce, Phoenix and Oppenheimer have been very supportive. Management owns in the low teens percentage-wise of our outstanding shares, so a meaningful stake for sure.

Thank you so much for your time this week, I enjoyed talking with you about Gold Standard Ventures. Do you have any final comments to leave readers with?

Thank you Peter, I think we covered a lot of ground. I would simply reiterate that we have a large, recently consolidated, contiguous land package in the Carlin, the most prolific gold trend in the western hemisphere. For the first time ever, the last unexplored window in the Carlin trend is being explored using modern technologies, led by a world-class exploration team. We have near-term catalysts in the form of drill results and maiden NI 43-101 compliant resource reports from Pinion by the end of July and North Bullion later this year. Barrick has made it clear again and again how important Nevada is to its future. We strongly believe that Nevada is the best place to explore for and develop gold deposits.

EXHIBIT C

EXHIBIT D